Form 10-K405, Exhibit 13
period 1995-12-31
ATHEY PRODUCTS CORP
filed 1996-04-01
CIK 8109

ATHEY  PRODUCTS CORPORATION

                               1995 Annual Report


                                    [photo]

1      Letter to Shareholders

5      Management's Discussion and Analysis

8      Balance Sheets

9      Statements of Operations

9      Statements of Shareholders' Equity

10     Statements of Cash Flows

11     Notes To Financial Statements

16     Independent Auditor's Report

17     Corporate Information


Cover:
Athey's new RA-730, AIRBOSS
vacuum-type street sweeper. The
AIRBOSS is the only regenerative
air sweeper in the world with its major
components fabricated from stainless steel.

                           ATHEY PRODUCTS CORPORATION
                              TO OUR SHAREHOLDERS




                                    [photo]

                                James H. Stumpo
                                 President and
                            Chief Executive Officer



        Nineteen ninety-five was a year of transition for Athey Products.
Sales decreased 24% from $39.9 million to $30.4 million. The decrease in sales was primarily due to the lack of major contracts from large municipalities. Net earnings decreased from $1.4 million in 1994 to a break-even level in 1995 and were negatively impacted by reduced sales volume and one-time charges associated with the Company's organizational restructuring. Although sales were flat during the last six months of the year, we believe solid fourth quarter bookings have provided momentum for 1996.
        An integral part of the Company's restructuring plan included the closing of the Kolman facility in Sioux Falls, South Dakota. This closing eliminated redundant expenses and combined all manufacturing operations at our facility in Raleigh, North Carolina. Selected products transferred from Sioux Falls are already being manufactured on two new production lines with shipments scheduled as early as January 1996.
        In May 1995, the Company launched an aggressive two-phase cost reduction program. Results of the first phase exceeded anticipated goals.
The second phase is currently in process and we expect, once again to meet or exceed established goals. We believe our cost reduction programs, coupled with high quality product line offerings, will further strengthen our competitive position in an industry where Athey products is considered to have the lowest product life cycle cost.
        We have expanded our domestic sales force to increase product demonstrations. We have also signed an agreement with a company that will assist in marketing our products to both military and civilian agencies. In 1996, we will enter the U.S. Air Force Mobile Equipment Evaluation Program to qualify our AV445 High Speed Runway Sweeper for Air Force use.
             We see a tremendous opportunity for growth in international markets. We plan to increase market penetration in North America and expand our distribution network in South America, the Middle East and the Pacific
Rim. Our targeted goals are designed to improve the balance between domestic and international sales.
        New and upgraded product offerings should support market penetration both domestically and internationally. Our new "Air Boss" regenerative air sweeper was recently displayed at the American Public Works Association show in Dallas, Texas, where it received significant interest. This machine has unique features we consider superior to the competition. The "Air Boss" opens a new market for the Company as its application is separate from our traditional sweeper line. The primary markets for this product are in the southern and western regions of the U.S., as well as several international countries. The "Air Boss" is in the final stages of field test, with customer demonstrations scheduled to begin in late March 1996. Our most popular product line, the M9D 4-wheel sweeper, has been upgraded to provide additional sweeping power. We expect increased demand for this product line during 1996 and continuation of our leadership in the four-wheel sweeper market.
        The past year has been exciting and challenging. We expect that the improvements made to our manufacturing operations and to our product line offerings will dramatically improve your Company's profitability in 1996.





James H. Stumpo

/s/ JAMES H. STUMPO

President and
Chief Executive Officer

                                 [photo]

                         The 7-20 Composter - used by
                         the solid waste industry to
                         turn, mix, load and process
                         residential, industrial and
                         agricultural waste. The reuse
                         of these by-products results in
                         a safer environment.



                                [photo]

               The advanced design, model RA-730,
               AIRBOSS(Registration Mark) opens up new markets for Mobil sweepers.
               Innovative features of the AIRBOSS(Registration Mark) include stainless steel construction of its major components, high/low dump option, and only one engine for efficiency and quiet operation.

                                  [photo]

                     MOBIL SWEEPER MODEL AV-445 Used by
                     commercial and military airports worldwide to efficiently clean runways and tarmacs.

                           ATHEY PRODUCTS CORPORATION
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

ORGANIZATIONAL RESTRUCTURING

During 1995, plans were developed to significantly reduce the Company's cost structure and to improve productivity. This restructuring program involved reductions in the number of employees, consolidation of manufacturing facilities, and disposition of assets that were no longer productive. The Company also phased-out the manufacture of nonstrategic product lines, including Trailers, Track Assemblies and Refuse Collection Products.

The restructuring program is expected to enable the Company to improve its competitive position in its core business, reduce costs, increase efficiency and improve profitability. The statement of operations for 1995 includes approximately $1,135,000 of pretax charges relating to this program. Approximately $119,000 of this amount related to severance and associated benefits for staff reductions, approximately $452,000 of this amount related to the disposal and write-down of certain assets, and approximately $564,000 of this amount related to the streamlining of operations and administrative functions and the closing of the production facility in Sioux Falls, South Dakota. The effect of these expenditures was a decrease in net earnings after tax of $749,000 or $.19 per common share.

Subsequent to year-end, in February 1996, as part of this restructuring program, the Company sold its South Dakota land, building and certain inventory and manufacturing equipment. The remaining inventory and equipment were transferred to the Company's Raleigh, North Carolina manufacturing plant.

1995 COMPARED WITH 1994

The Company generated net sales of $30,424,588 in 1995, as compared to $39,894,940 in 1994. This $9,470,352 or 23.7% decrease in sales was primarily attributable to a decline in the number of units shipped during the period. The lower sales volume was partially offset by slightly higher average unit selling prices. The higher volume in the number of units sold in 1994 stemmed from a major contract originally executed with the City of New York in 1993 that expired in late 1994.

Cost of sales as a percentage of net sales was 81.4% in 1995 as compared to 78.2% experienced in 1994. The increase in cost of sales was primarily due to manufacturing inefficiencies resulting from lower unit volume, introduction of a new regenerative air sweeper product line, removal and installation of equipment, and rearrangement of the plant layout in Raleigh to facilitate a diverse product flow. Operating inefficiencies were also incurred between the October 9, 1995 announcement of the Sioux Falls closing and December 31, 1995, as product lines and assets were transferred from the Sioux Falls plant to Raleigh, North Carolina. In addition, cost of sales in 1995 reflected expenditures associated with the disposal and write-down to net realizable values of certain assets.

The Company's selling, administrative and engineering expenses increased from 17.8% to 19.9% of net sales, while in dollar terms they decreased $1,049,792 to $6,061,601. In addition to savings from the Company's cost reduction program, this decline reflects lower legal and professional fees and a decrease in warranty reserves stemming from a lower sales volume. These decreases were partially offset by higher advertising and sales incentive programs and an increase in the allowance for doubtful accounts.

Other income for 1995 was $350,591 as compared to $524,768 in 1994. Interest income increased from $126,968 in 1994 to $286,405 in 1995 due primarily to rising interest rates and higher average investment in cash and cash equivalents. Included in other income for the year ended December 31, 1994 was $150,000 which represented the final payment of the Company's insurance claim in a litigation settlement reached in a product liability case in which the insurance company had been placed in rehabilitation. The Company also received $210,000 in 1994 as full and final payment from the Company's insurance carrier in a separate product liability claim.

Other expenses were $37,282 for 1995 as compared to $114,732 recorded in 1994. Other expenses in 1994 included the effect of the early termination, and associated write-down, of the unamortized portion of a licensing and distributor agreement.

The 102.7% income tax benefit rate for 1995 includes a 13.6% research and development credit and a 35.6% credit from the reduction in the valuation allowance. The 30.9% income tax expense rate for 1994 reflects a 1.6% research and development credit and a 3.6% income tax benefit associated with a reduction in the valuation allowance.

Net earnings for 1995 were $2,743 as compared to net earnings of $1,388,194 or $.35 per share for 1994.

1994 COMPARED WITH 1993

        Net sales in 1994 increased $7,254,683 to $39,894,940, a 22.2%
increase. The sales growth resulted from an increase in the number of units shipped and was complemented by volume increases in replacement parts. The volume gain in the number of units sold was principally attributable to a major contract executed with the City of New York in 1993.

        Cost of sales as a percentage of net sales declined from 83.6% in 1993 to 78.2% in 1994. The resulting improvement in gross margin was due to continuing sales volume gains and the associated improvement in manufacturing efficiencies and overall stable raw material and purchased parts costs.

        Selling, administrative and engineering expenses increased from $5,549,315 in 1993 to $7,111,393 in 1994, representing 17.0% and 17.8% of net sales, respectively. Several factors contributed to this increase in expenses, including higher payroll and related employee benefit expenses associated with the growth in sales volume, as well as general inflationary increases. The sales growth also led to an associated increase in normal service warranty reserves, as well as, extended service warranty plan reserves.

        The Company continued its commitment to new product development by increasing its research and development expenses to $485,000 in 1994 as compared to $286,000 in 1993.

        In order to resolve a number of outstanding legal issues the Company incurred higher than normal legal and professional fees during 1994. The Company was involved in a product liability case in which Counsel advised that it was probable that the Company would be held liable to some extent. The Company's potential liability was fully reserved in 1994 and final settlement was reached in February, 1995.

        Other income in 1994 was $524,768 as compared to $385,926 in 1993. Included in other income for the year ended December 31, 1994 was $150,000 which represented the final payment in a litigation settlement reached in a product liability case and $210,000 received as final payment in a separate product liability claim. The remainder of other income was primarily comprised of equipment rental and interest income. The increase in interest income was mainly due to substantially improved cash management practices and slightly higher interest rates.

        Other expenses in 1994 were $114,732 as compared to $353,520 recorded in 1993. Other expenses in 1994 included the effect of the early termination, and associated write-down, of the unamortized portion of a licensing and distributor agreement.

        In 1993, the Company adopted the Statement of Financial Accounting Standards No. 115 - Accounting for Certain Investments in Debt and Equity Securities (SFAS115). SFAS 115 changed the accounting and the reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities.

        During the second quarter of 1993, a charge of $261,273 before taxes was made to other expenses in the statement of operations to reflect the Company's decision
________________________________________________________________________________
                            SELECTED FINANCIAL DATA
                            YEARS ENDED DECEMBER 31,

                                          1995           1994            1993           1992          1991
- -------------------------------------------------------------------------------------------------------------
Net Sales                              $30,424,588    $39,894,940    $32,640,257    $21,838,601   $23,417,547
- -------------------------------------------------------------------------------------------------------------
Earnings (Loss) before cumulative
     effect of accounting change             2,743      1,388,194       (285,349)    (2,211,156)   (2,524,008)
Net Earnings (Loss)                          2,743      1,388,194       (285,349)    (2,275,314)   (2,524,008)
Earnings (Loss) Per Share
     before cumulative effect
     of accounting change                       --           0.35           (.08)          (.58)         (.66)
Net Earnings (Loss) Per Share                   --           0.35           (.08)          (.60)         (.66)
At Year-End:
     Total Assets                      $29,325,917    $30,422,767    $28,013,857    $27,653,732   $31,554,079
     Long-Term Obligations                  57,419         99,431        240,156        199,595       299,595
- -------------------------------------------------------------------------------------------------------------

                                      -6-
that the lower-than-cost market price of the available-for-sale noncurrent marketable equity security as of June 30, 1993 was considered to be other than temporary.

     The effective income tax expense rate was 66.5% in 1993 and 30.9% in 1994. In 1993, the Company increased its valuation reserve allowance by $125,000 against recorded deferred tax assets. Excluding the special charge in 1993, the effective income tax rate was 6.5%. The 30.9% income tax rate in 1994 reflects a 1.6% research and development credit.

    Net earnings after tax for 1994 was $1,388,194 or $.35 per share, as compared to a loss of $285,349 or $.08 per share for 1993.

EFFECTS OF INFLATION

        The Company attempts to minimize the impact of inflation on production and operating costs through cost control programs and productivity improvements. Over the past three years, the rate of inflation has not had a significant impact on the Company's operations. Prices paid for raw materials and other manufacturing inputs have remained fairly stable throughout this period. On a longer-term basis, the Company has demonstrated an ability to adjust the selling prices of its products in reaction to changing costs.

LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 1995 the Company had working capital of $20,451,939; the ratio of current assets to current liabilities was 6.8 to 1; and the debt to equity ratio was .16 to 1.

        This compares to working capital of $20,273,562; a ratio of current assets to current liabilities of 5.3 to 1; and a debt to equity ratio of .20 to 1 at December 31, 1994.

        At December 31, 1995, cash and cash equivalents were $3,072,088, up $426,447 from $2,645,641 at December 31, 1994.

        The Company utilized and repaid $1,600,000 of its short-term credit line during the six months ended June 30, 1994 to assist in financing the production of units associated with executed orders received from New York in 1993. No borrowings occurred during 1995.

        Other than utilizing the available line of credit as needed, the Company does not presently plan to borrow long-term funds or sell securities.

        Capital expenditures were $445,149 in 1995 as compared to $542,386 in 1994 and were primarily used to further upgrade the Company's management information system and machinery and equipment.

        The Company expects capital expenditures in 1996 to approximate $400,000. In 1996, the Company expects to continue its capital expenditure program by improving or expanding existing facilities and upgrading equipment. The timing of capital expenditures is anticipated to coincide generally with its operating cash flow.

        The Company believes that existing working capital, cash flow from future operations, and the available bank line of credit provide adequate resources to finance the cash requirements of future capital expenditures.
__________________________________________________________________________
                               MARKET PRICE DATA

                            1995              1994              1993
- --------------------------------------------------------------------------
QUARTER ENDED           High     Low      High     Low      High    Low
- --------------------------------------------------------------------------
March 31                6 1\2    5 1\2    8 3\4    5 3\4    7 3\4   6 1\4
June 30                 6 1\4    5 1\2    8 1\4    7 1\4    7 1\2   6 3\4
September 30            6 1\8    4 7\8    8 5\8    7        7 3\4   6 1\2
December 31             5 1\2    4        9 1\2    5 1\4    7 3\4   6


The Company's common shares are traded in the Over-The Counter market on the NASDAQ System under the symbol ATPC. The above quotations were received from the NASDAQ System. The number of shareholders of the Company's common shares as of March 18, 1996 was 524.

                           ATHEY PRODUCTS CORPORATION
                                 BALANCE SHEETS


                                                                 December 31, 1995  December 31, 1994
ASSETS
  CURRENT ASSETS:
  Cash and cash equivalents                                         $ 3,072,088       $ 2,645,641
  Accounts receivable (less allowances for doubtful receivables of $300,000 and $250,000 in 1995 and 1994, respectively)
        (Note 2)                                                      2,369,107         6,478,847
  Inventories (Note 3)                                               17,022,201        14,755,922
  Prepaid expenses                                                      179,054           205,915
  Refundable income taxes                                               531,517                --
  Deferred income taxes (Note 6)                                        834,100           902,000
- -------------------------------------------------------------------------------------------------
                   Total current assets                              24,008,067        24,988,325
- -------------------------------------------------------------------------------------------------
  OTHER ASSETS:
  Marketable securities (Note 7)                                        951,450           993,035
  Goodwill                                                              200,000           200,000
  Other                                                                  24,358            26,653
- -------------------------------------------------------------------------------------------------
                   Total other assets                                 1,175,808         1,219,688
- -------------------------------------------------------------------------------------------------
  PROPERTY, PLANT AND EQUIPMENT (Note 5):
  Land and land improvements                                            319,769           319,769
  Buildings                                                           4,017,505         3,921,111
  Machinery and equipment                                             6,359,255         6,163,978
- -------------------------------------------------------------------------------------------------
                                                                     10,696,529        10,404,858
  Less accumulated depreciation                                      (6,554,487)       (6,190,104)
- -------------------------------------------------------------------------------------------------
                   Total property, plant and equipment, net           4,142,042         4,214,754
- -------------------------------------------------------------------------------------------------
                                                                    $29,325,917       $30,422,767
=================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES:
  Current portion of long-term debt                                 $         -       $    99,595
  Current portion of obligations under capital lease (Note 5)            42,012            41,130
  Accounts payable                                                    1,890,865         2,412,884
  Employee compensation and amounts withheld                            444,116           635,655
  Accrued pension and other expenses (Note 8)                           543,635           631,999
  Warranty reserve                                                      635,500           780,000
  Income taxes payable (Note 6)                                               -           113,500
                   Total current liabilities                          3,556,128         4,714,763

  NONCURRENT LIABILITIES:

  Obligations under capital lease (Note 5)                               57,419            99,431
  Deferred income taxes (Note 6)                                        464,500           336,000
                   Total noncurrent liabilities                         521,919           435,431

  SHAREHOLDERS' EQUITY (Note 10):
  Common stock, par value $2 per share:
       Authorized 10,000,000 shares;
       Issued 4,020,459 shares                                        8,040,918         8,040,918
  Additional paid-in capital                                         16,218,394        16,218,394
  Retained earnings                                                   1,189,359         1,186,616
  Unrealized gain on marketable securities
       available-for-sale, net of related tax effect (Note 7)             3,761            31,207
  Less cost of 47,000 common shares in treasury                        (204,562)         (204,562)
                          Total shareholders' equity                 25,247,870        25,272,573

                                                                    $29,325,917       $30,422,767

See notes to financial statements.

                           ATHEY PRODUCTS CORPORATION
                            STATEMENTS OF OPERATIONS


                                                            Years Ended December 31,
                                                         1995           1994           1993
NET SALES (Note 2)                                    $30,424,588    $39,894,940    $32,640,257
Cost of Goods Sold (Note 13)                           24,777,557     31,184,555     27,294,697
Gross Profit                                            5,647,031      8,710,385      5,345,560

Selling, administrative and
     engineering expenses (Notes 8,9 and 13)            6,061,601      7,111,393      5,549,315
Earnings (loss) from operations                          (414,570)     1,598,992       (203,755)

Other income                                              350,591        524,768        385,926
Other expenses (Note 7)                                   (37,282)      (114,732)      (353,520)
Earnings (loss) before income taxes                      (101,261)     2,009,028       (171,349)


Income tax expense (benefit) (Note 6)                    (104,004)       620,834        114,000

NET EARNINGS (LOSS)                                   $     2,743    $ 1,388,194    $  (285,349)

NET EARNINGS (LOSS) PER SHARE                         $         -    $      0.35    $     (0.08)

WEIGHTED AVERAGE SHARES
     OUTSTANDING                                        3,973,459      3,973,459      3,784,503


                           ATHEY PRODUCTS CORPORATION
                       STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                                    Unrealized
                                                                  Additional                                       Gain/(Loss) on
                                                Common Stock       Paid-In      Retained       Treasury Stock       Marketable
                                           Shares    Par Value     Capital      Earnings      Shares      Cost      Securities
Balance, January 1, 1993                 3,831,503   $7,663,006   $15,273,614   $1,406,459    47,000   $(204,562)    $(166,699)
Unrealized gain on marketable
    securities (Note 7)                          -            -             -            -         -           -        40,202
Net loss for 1993                                -            -             -     (285,349)        -           -             -
Balance, December 31, 1993               3,831,503    7,663,006    15,273,614    1,121,110    47,000    (204,562)     (126,497)
5% Stock dividend (Note 10)                188,956      377,912       944,780   (1,322,688)        -           -             -
Unrealized gain on marketable
    securities (Note 7)                          -            -             -            -         -           -       157,704
Net earnings for 1994                            -            -             -    1,388,194         -           -             -
Balance, December 31, 1994               4,020,459    8,040,918    16,218,394    1,186,616    47,000    (204,562)       31,207
Unrealized loss on marketable
    securities (Note 7)                          -            -             -            -         -           -       (27,446)
Net earnings for 1995                            -            -             -        2,743         -           -             -
Balance, December 31, 1995               4,020,459   $8,040,918   $16,218,394   $1,189,359    47,000   $(204,562)    $   3,761


See notes to financial statements.

                           ATHEY PRODUCTS CORPORATION
                            STATEMENTS OF CASH FLOWS

                                                                                 Years Ended December 31,
                                                                          1995             1994          1993
OPERATING ACTIVITIES:
  Net earnings (loss)                                                $     2,743        $ 1,388,194    $ (285,349)
  Adjustments to reconcile net earnings (loss)
     to net cash provided by operating activities:
    Depreciation and amortization                                        495,135            528,298        444,957
    Provision for doubtful accounts                                       53,244             25,000        150,629
    Provision for deferred income taxes                                  210,564           (316,077)       439,000
    (Gain) loss on sale of equipment                                      22,276             12,749        (11,156)

  Changes in operating assets and liabilities:
    Accounts receivable                                                4,056,496         (4,081,360)      (242,209)
    Inventories                                                       (2,266,279)         1,002,368        898,268
    Prepaid expenses                                                      26,861            (79,181)       216,991
    Refundable income taxes                                             (531,517)         1,740,328       (877,785)
    Other assets                                                           2,295             68,444         85,913
    Accounts payable                                                    (522,019)            72,747        463,400
    Employee compensation and amounts withheld                          (191,539)            86,647         55,716
    Accrued pension and other expenses                                   (88,389)           274,381        (91,774)
    Warranty reserve                                                    (144,500)           410,000        107,101
    Income taxes payable                                                (113,500)           113,500              -
  Net cash provided by operating activities                            1,011,871          1,246,038      1,353,702

INVESTING ACTIVITIES:
  Purchase of plant and equipment                                       (445,149)          (542,386)      (357,182)
  Proceeds from sale of equipment                                            450              4,087         20,826
  Net cash used in investing activities                                 (444,699)          (538,299)      (336,356)

FINANCING ACTIVITIES:
  Proceeds from line of credit                                                 -          1,600,000        600,000
  Repayment of line of credit                                                  -         (1,600,000)      (600,000)
  Principal paid on obligations under capital lease                      (41,130)           (74,506)       (26,375)
  Principal paid on debt                                                 (99,595)          (100,000)      (100,000)
  Net cash used in financing activities                                 (140,725)          (174,506)      (126,375)

NET INCREASE IN CASH
  AND CASH EQUIVALENTS                                                   426,447            533,233        890,971

CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                                  2,645,641          2,112,408      1,221,437
CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                                      $ 3,072,088        $ 2,645,641    $ 2,112,408

SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Income taxes paid (recoveries)                                     $   329,680        $  (916,917)   $   555,000

  Interest paid                                                      $     8,264        $    30,870    $    29,067

SUPPLEMENTAL SCHEDULE OF
NONCASH INVESTING ACTIVITIES:
  Capital lease obligations incurred
  for use of equipment                                               $         -        $    34,238    $   207,210


 See notes to financial statements.

                           ATHEY PRODUCTS CORPORATION
                         NOTES TO FINANCIAL STATEMENTS


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS -- Athey Products Corporation is a manufacturer whose principal products are mobile street sweepers, conveyors, and force feed loaders. The Company also manufactures other equipment and replacement parts for these products. The primary users of the Company's products are contractors, municipalities, and other governmental agencies. Significantly all of the Company's sales are throughout the United States.

SIGNIFICANT ACCOUNTING POLICIES - The significant accounting policies of the Company are summarized below:

        a. STATEMENTS OF CASH FLOWS - For the purpose of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Short-term investments are recorded at cost, which approximates fair value.

        b. INVENTORIES - Inventories are stated at the lower of cost, determined on the first-in, first-out basis, or market. Obsolete and possible excess quantities of inventory are reduced to estimated net realizable values.

        c. PROPERTY AND DEPRECIATION - Property, plant and equipment are carried at cost. Depreciation is computed over estimated useful lives using the straight-line method in the financial statements and accelerated methods for income tax purposes.

        d. AMORTIZATION OF OTHER ASSETS - Goodwill arose in a purchase transaction prior to November 1, 1970 and is not being amortized as, in the opinion of management, there has been no diminution in value.

        e. MARKETABLE EQUITY SECURITIES - Marketable equity securities consist of an investment in equity securities which the Company has designated as available-for-sale. Such securities, while readily marketable, are not held solely in anticipation of short-term market gains. The securities are reported at fair value, with unrealized holding gains and losses, net of the related deferred tax effect, reported as a separate component of shareholders' equity.

        f. INCOME TAXES - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for effects of changes in tax laws and rates on the date of enactment.

        g. TREASURY STOCK - Treasury stock is stated at cost.

        h. EARNINGS (LOSS) PER SHARE - Earnings (loss) per share amounts are computed on the basis of the weighted average number of shares outstanding during the year.

        i. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        j. RECLASSIFICATIONS - Certain previously reported amounts have been reclassified to conform with the year end 1995 presentation with no effect on net income.



2. MAJOR CUSTOMERS

Net sales for the years ended December 31, 1995, 1994 and 1993 include sales to the following major customers (each of which accounted for 10% or more of the total net sales of the Company for those years):

                               1995            1994             1993

  Nixon-Egli                $7,602,597               *               *
  City of New York                   *     $16,953,844      $9,435,203

* The net sales to this customer were less than 10% of the total net sales for the year ended. Because of the nature of the Company's business, the major customers will vary between years.

There were outstanding receivables from these customers of $555,213, $2,382,719, and $202,731, as of December 31, 1995, 1994 and 1993, respectively.

3. INVENTORIES
Inventories are summarized below:
                                            December 31,
                                       1995            1994
Finished goods                    $  3,231,129     $   873,578
Work-in-process                      6,510,302       6,527,928
Raw materials                        7,280,770       7,354,416
                                  $ 17,022,201     $14,755,922

4. FINANCING ARRANGEMENTS

At December 31, 1995, the Company had available an unsecured line of credit of $5,000,000. There were no outstanding borrowings under the line at December 31, 1995 or 1994. In addition, no amounts were borrowed during 1995.

During 1995, 1994, and 1993, the Company incurred interest expense of $7,761, $30,870 and $29,067, respectively.

5. LEASE COMMITMENTS

The Company is the lessee of computer equipment under a capital lease which started in 1993 and expires in 1998. The assets and liabilities under the capital lease were recorded at the present value of net minimum lease payments at inception, approximately $207,000. The assets are depreciated over their estimated productive lives. Depreciation of assets under the capital lease is included in depreciation expense for 1995, 1994 and 1993.

Depreciation of assets under capital leases charged to expense in 1995, 1994 and 1993 was $41,441, $41,441 and $20,720, respectively.

Minimum future lease payments under the capital lease as of December 31, 1995 for each of the next three years are:


Year Ended December 31,                        Amount


         1996                               $  43,637
         1997                                  43,637
         1998                                  14,545

         Total minimum lease payments         101,819

         Less: Imputed interest                 2,388

         Present value of net minimum
              lease payments                   99,431

         Less: Current portion                 42,012

         Obligations under capital lease    $  57,419

The interest rate on the capitalized lease is 6.6% and is imputed based on the lessor's implicit rate of return.

6. INCOME TAXES

At December 31, 1995, the Company has available State net economic loss carryforwards of approximately $1,905,000 expiring as follows:

                    Year of
        Origination        Expiration
            1991              1996          $  142,000
            1992              1997           1,274,000
            1993              1998             118,000
            1995              2000             371,000
            TOTAL                           $1,905,000

Components of the income tax expense (benefit) for 1995, 1994 and 1993 are as follows:

                          1995             1994          1993
Current:
     Federal         $   (314,568)     $  936,911     $ (150,000)
     State                      -               -              -
Total current        $   (314,568)        936,911       (150,000)
Deferred:
     Federal              210,564        (316,077)       264,000
     State                      -               -              -
Total deferred            210,564        (316,077)       264,000
TOTAL                $   (104,004)     $  620,834     $  114,000

Net deferred tax assets consist of the following components at December 31, 1995 and 1994:

                                                   1995            1994
Deferred tax assets:
     Accounts receivable                      $   102,000      $    85,000
     Inventory allowance                          434,000          621,000
     Accrued vacation                             118,000          158,000
     Accrued pension                               67,000           69,000
     Warranty reserve                             216,000          265,000
     Allowance for marketable securities           87,000           73,000
     Accrued litigation                            17,000           69,000
     Net economic loss carryforwards              148,000          120,000
     Other                                         30,100                -
                                              $ 1,219,100      $ 1,460,000
     Less valuation allowance                    (385,000)        (421,000)
                                              $   834,100      $ 1,039,000

Deferred tax liabilities:
     Property and equipment                   $  (464,500)     $  (473,000)


Net deferred tax assets                       $   369,600      $   566,000

The components giving rise to the net deferred tax assets described above have been included in the accompanying balance sheets as of December 31, 1995 and 1994 as follows:

                                    1995           1994
Current assets                  $  834,100     $  902,000
Noncurrent assets                        -        137,000
Noncurrent liabilities            (464,500)      (473,000)
                                  (464,500)      (336,000)
Net deferred tax assets         $  369,600     $  566,000

The current and noncurrent deferred tax assets are net of an allocation of the valuation allowance.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company has established a valuation allowance totaling $385,000 and $421,000 for certain deferred tax assets as of December 31, 1995 and 1994 respectively, which management feels meet this criteria.

A reconciliation of the provision for income taxes to income tax expense (benefit), computed by applying the statutory federal income tax rate to pre-tax income (loss), is as follows:


                            1995                1994                    1993
                     Amount      %        Amount      %          Amount     %
Tax expense
  (benefit)
  computed at
  statutory rate $  (34,429)   (34.0)%  $  683,070   34.0%   $  (58,300) (34.0)%

Research and
  development
  credit            (13,807)   (13.6)      (32,033)  (1.6)%     (10,500)  (6.1)%

Change in
  valuation
  allowance         (36,000)   (35.6)      (72,000)  (3.6)%     125,000   73.0 %

Other               (19,768)   (19.5)%      41,797    2.1 %      57,800   33.6 %

TOTAL            $ (104,004)  (102.7)%  $  620,834   30.9 %  $  114,000   66.5 %

During 1994, the Company realized approximately a $103,000 tax benefit from the utilization of state net economic loss carryforwards.

7. MARKETABLE SECURITIES

The cost, estimated market value and gross unrealized gains and losses of the Company's investment in available-for-sale marketable equity securities at December 31, 1995 and 1994 are as follows:


                                   1995          1994
Cost                          $  945,751     $  945,751
Gross unrealized gain              5,699         47,284
Estimated market value        $  951,450     $  993,035

There were no sales of marketable securities during 1995, 1994 or 1993.

The change in net unrealized gains and losses reported as a separate component of equity for the years ended December 31, 1995, 1994 and 1993 is shown below:

                                  1995        1994         1993
Balance in equity
   component, beginning       $  31,207    $(126,497)    $ (166,699)

   Change in net unrealized
      gains (losses)            (41,585)     173,781         40,202

   Change in deferred
      income taxes               14,139      (16,077)             -

Balance in equity
   component, ending          $   3,761    $  31,207     $ (126,497)

During the second quarter ended June 30, 1993, a charge of $261,273 was made to other expenses in the statement of operations to reflect the Company's decision that the lower-than-cost market price of the available-for-sale marketable equity securities as of June 30, 1993 was considered to be other than temporary.

Since the fair value of the marketable securities is based upon its quoted market price, fair value is the same as the carrying value at December 31, 1995 and 1994.

8. PENSION PLANS

The Company has two noncontributory defined benefit pension plans for its hourly and salaried employees. All employees are covered by the plans upon completion of twelve months of service with 1,000 or more hours of service, subject to a minimum age of twenty-one. The Company's contributions to the plans are designed to annually fund service cost derived by the plans' actuaries using the frozen entry-age method.

The net periodic pension cost for the plans is computed as follows:

                            1995         1994          1993
Service cost            $  452,636   $  408,200    $  366,000
Interest cost              679,492      621,581       560,000
Actual return on
     plan assets          (872,472)     220,000      (873,000)
Net amortization
     and deferral          226,231     (927,800)       30,000
Net periodic
     pension cost       $  485,887   $  321,981    $   83,000

The funded status of the Company's pension plans is as follows:

                                         1995            1994
Actuarial present value of
   benefit obligations:
     Vested benefits                $ 8,112,575     $ 7,629,826
     Nonvested benefits                  78,931          23,815
     Accumulated benefit obligation   8,191,506       7,653,641
     Effect of assumed increase
       in compensation levels         1,796,558       1,469,738
Projected benefit obligation          9,988,064       9,123,379
Plan assets at fair value             9,870,424       8,929,877
Fair value of assets less than
   projected benefit obligation         117,640         193,502
Unrecognized net gain                   422,788         352,594
Unrecognized transition obligation     (194,707)       (227,158)
Unrecognized prior service costs       (149,935)       (114,689)
Accrued pension cost                $   195,786     $   204,249
Major assumptions at year-end:
   Discount rate                            7.5%            7.5%
   Rate of increase in
     compensation levels                    5.0%            5.0%
   Expected long-term rate of return
     on plan assets                         8.0%            8.0%

The Company's pension plans are separately funded and the plans' assets consist principally of investments in United States government securities and common stock.

9. RESEARCH AND DEVELOPMENT

Research and development costs relating to both future and present products are charged to selling, administrative and engineering expenses as incurred. The amounts charged in 1995, 1994 and 1993 were approximately $418,000, $485,000 and $286,000 respectively.

10. STOCK TRANSACTIONS

On May 19, 1994, the Board of Directors declared a five percent common stock dividend payable on July 22, 1994 to shareholders of record as of the close of business on July 8, 1994. In November, 1995, the Board of Directors approved resolutions authorizing the Company to repurchase up to 200,000 shares of the Company's common stock. As of December 31, 1995, the Company had not repurchased any shares.

11. CONTINGENCIES

The Company is involved in litigation regarding several product liability claims. The Company believes that it has substantial meritorious defenses available and intends to defend the cases vigorously. The Company also believes that the ultimate resolution of these proceedings is not likely to have a materially adverse impact on its financial position.


12. SIGNIFICANT FOURTH QUARTER ADJUSTMENTS

During the fourth quarter of 1993, the Company reduced pension and insurance expense by approximately $487,000 and income tax expense by $226,000. The effect of these adjustments was to increase fourth quarter earnings from operations by $487,000, decrease the net loss by $713,000, and decrease fourth quarter net loss per share by $.19.

13. ORGANIZATIONAL RESTRUCTURING

During 1995, plans were developed to significantly reduce the Company's cost structure and to improve productivity. This restructuring program involved reductions in the number of employees, consolidation of manufacturing facilities, and disposition of assets that were no longer productive. The Company also phased-out the manufacture of non-strategic product lines, including Trailers, Track Assemblies and Refuse Collection Products.

The restructuring program is expected to enable the Company to improve its competitive position in its core business, reduce costs, increase efficiency and improve profitability. The statement of operations for 1995 includes approximately $1,135,000 of pretax charges relating to this program. Approximately $119,000 of this amount related to severance and associated benefits for staff reductions, approximately $452,000 of this amount related to disposal and write-down of certain assets, and approximately $564,000 of this amount related to the streamlining of operations and administrative functions and the closing of the production facility in Sioux Falls, South Dakota. The effect of these expenditures was a decrease in net earnings after tax of $749,000 or $.19 per common share.

Subsequent to year-end, in February 1996, as part of this restructuring program, the Company sold its South Dakota land, building and certain inventory and manufacturing equipment. The remaining inventory and equipment were transferred to the Company's Raleigh, North Carolina manufacturing plant.

14. FUTURE REPORTING REQUIREMENT

The Financial Accounting Standards Board has issued SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, which the Company has not been required to adopt as of December 31, 1995.

The Statement, which will be in effect for the Company's year ending December 31, 1996, will require that entities review their long-lived assets, primarily property and equipment, and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If conditions indicate that the long-lived asset may be impaired, the entity must estimate the future cash flows to be generated by the asset and compare these cash flows with the carrying amount of the asset. If the future cash flows are less than the carrying amount, an impairment loss must be recognized based on the fair value of the asset. The Statement is not expected to have an impact on the Company's accounting for long-lived assets because management is not aware of any current conditions or circumstances that would lead it to believe that any long-lived asset has been impaired.

PHOTO

[Caption: THE ATHEY 7-12 FORCE-FEED LOADER The 7-12 continues to prove its ability with municipalities and state and local governments for loading any free-flowing and friable materials. Here, the Force-Feed Loader is shown loading berm into waiting trucks from a road shoulder and ditch maintenance project.]

PHOTO

[Caption: Right: Mobil Sweeper's H-10B, 3-wheel type street sweeper. Below: A mainstay of the sweeper group, the M-9 series mechanical type sweeper].

PHOTO

[Caption: The Athey"Maintenance Master," shown with an optional front broom attachment, is great for pavement maintenance and finsh grading work.]

                           ATHEY PRODUCTS CORPORATION
                          INDEPENDENT AUDITOR'S REPORT


Board of Directors and Shareholders
Athey Products Corporation
Raleigh, North Carolina

        We have audited the accompanying balance sheets of Athey Products Corporation as of December 31, 1995 and 1994, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Athey Products Corporation for the year ended December 31, 1993 were audited by other auditor s whose report, dated March 8, 1994, expressed an unqualified opinion on those statements.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overal l financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the 1995 and 1994 financial statements referred to above present fairly, in all material respects, the financial position of Athey Products Corporation as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/MCGLADREY & PULLEN, LLP
Raleigh, North Carolina
February 23, 1996

SHAREHOLDER INFORMATION

ATHEY PRODUCTS CORPORATION
P.O. Box 669
Highway 1A, North
Raleigh, NC 27602
Telephone: 919-556-5171
Fax: 919-556-7950 or 919-556-0122

ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of the
Shareholders of the Company is
scheduled to be held at 11:00 A.M.
Daylight Savings Time, May 16, 1996
at the corporate offices of the Company.

COMMON STOCK
Athey Products Corporation
common stock is traded under
the symbol ATPC on the
NASDAQ Stock Exchange.

STOCK TRANSFER AGENT
The First National Bank of Chicago
Chicago, Illinois

INQUIRIES
Communications concerning stock
transfer requirements should be
directed to the transfer agent.

REPORTS AVAILABLE
Copies of the Company's 1995
Annual Report on Form 10-K and
Quarterly Reports on Form 10-Q to
the Securities and Exchange Commission,
and this Annual Report are
available to shareholders upon written
request to the Secretary at the
Company's principal office or by
calling 919-556-5171.

ATTORNEYS
Parker Poe Adams & Bernstein, L.L.P.
Raleigh, NC

AUDITORS
McGladrey & Pullen, LLP
Raleigh, NC


DIRECTORS

JOHN F. MCCULLOUGH
Chairman of the Company
President of
Orton/McCullough Crane Co., Inc.
Oak Brook, Illinois

MARTIN W. MCCULLOUGH
Vice President and
General Manager of
Orton/McCullough Crane Co., Inc.
Huntington, Indiana

RICHARD A. ROSENTHAL
Retired Director of Athletics
University of Notre Dame
South Bend, Indiana

HENRY W. GRON, JR.
Senior Manager, International Tax
Motorola, Inc.
Schaumburg, Illinois

JAMES H. STUMPO
President and Chief Executive
Officer of the Company

FRANZ M. AHTING
Vice President - Finance
Chief Financial Officer
Officer of the Company


OFFICERS

JAMES H. STUMPO
President and Chief Executive Officer

FRANZ M. AHTING
Vice President - Finance
Chief Financial Officer
Treasurer and Assistant Secretary

[OUTSIDE BACK COVER]