Form 10-K405, Exhibit 13
period 1996-12-31
ATHEY PRODUCTS CORP
filed 1997-03-31
CIK 8109

ATHEY PRODUCTS
                                                          CORPORATION











1996
ANNUAL REPORT

                                    CONTENTS

Letter to Shareholders ...........................................2
Management's Discussion and Analysis .............................4

Balance Sheets ...................................................8
Statements of Operations .........................................9

Statements of Shareholders' Equity ...............................9
Statements of Cash Flows ........................................10
Notes to Financial Statements ...................................11
Independent Auditor's Report ....................................16
Corporate Information ...........................................17

                     (Three Photographs appear on this page
                 and it has a caption which reads as follows:)


                  Athey's M 9D continues to set new standards
                 in the mechanical sweeper industry for single
                    engine economy, sweeping performance and
              serviceability. The variable high lift model, shown
                above, allows debris to be dumped directly into
                    a roll-off container or adjacent truck.

TO OUR SHAREHOLDERS

Nineteen ninety-six was a year of restructuring, revitalization and refocusing the Company's resources. We made good progress in many areas, nevertheless, from a financial standpoint, 1996 was a disappointment. Net sales of $30 million and net earnings of $45,155 or $.01 per share in 1996 were relatively unchanged from the prior year. Our restructuring plan initially formulated in 1995 continued in 1996 with the Company incurring additional restructuring charges which decreased net earnings after tax by $413,351 or $.10 per share. In connection with this plan, the Kolman manufacturing facility in Sioux Falls, South Dakota and the Kolman Aggregate Product Line were sold. We will continue to evaluate and phase-out the manufacture of nonstrategic or unprofitable product lines.
A more detailed comparison of our financial results can be found in the Management's Discussion and Analysis section of this Annual Report.

Our restructuring effort over the past two years was a necessary step taken to enable us to operate more efficiently in a very competitive market environment. As a result, we have focused the Company more strategically on our core business, expanded our distribution network, introduced new product enhancements, initiated a new quality control program and launched an aggressive international marketing campaign. Despite a sluggish year, the Company continued to invest in new manufacturing equipment in 1996 which was used to expand production capacity, improve productivity and provide a foundation for future growth.

During 1996, we initiated our dealer demonstration program to showcase our product offerings throughout the United States. This program was used to familiarize our customers and dealer network with our newly introduced RA730 regenerative air sweeper, our redesigned three wheel H10C street sweeper and the newly improved M9D four wheel mechanical sweeper with load sense hydraulic systems.

Recently, the AV445 high speed runway sweeper completed the six month U.S. Air Force Mobile Equipment Evaluation Program to qualify our unit for Air Force use. We believe that we have the best runway sweeper on the market and, once received, this certification should create new market opportunities for us, both domestically and internationally.

We expect 1997 to be a challenging year and look forward to the opportunities that will be presented from the strategies we have implemented.

James H. Stumpo

/s/ James H. Stumpo

President and
Chief Executive Officer

(A photograph appears on the left
side of page and reads as follows:)

                         Contractors and municipalities
                        find the 7-12 Force Feed Loader
                       a valuable tool in the handling of
                        loose, bulk materials. The 7-12
                           can economically load free
                        flowing materials, such as snow,
                        sand or sod, into adjacent piles
                               or waiting trucks.


(A photograph appears on the bottom
of the page and reads as follows:)

                  With increased visibility and user friendly
                   improvements, today's M 8A continues to be
                  the twin engine mechanical sweeper of choice
                        in the street sweeper industry.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Significant Events Affecting Comparability

The comparability of statement of operations data has been affected by the following significant items that occurred in 1996.

[ ] In September, 1996, the Company incurred substantial damage to its manufacturing facility as a result of Hurricane Fran. The Company settled with its insurance carrier for $664,380. As a result of the settlement, the Company recognized a pretax gain on the involuntary conversion of damaged assets of $434,683. Approximately $406,600 of the gain had a favorable impact on the cost of goods sold, approximately $12,740 of the gain had a favorable impact on selling, administrative and engineering expenses and the remaining $15,343 is included in other income. The effect was an increase in net earnings after tax of $286,891 or $ .07 per share.

[ ] In late 1996, the Company's Board of Directors adopted a resolution to terminate the Company's two defined benefit pension plans and replace them with a 401(k) plan which will take effect January 1, 1997. Under the provisions of Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", the Company recognized a pretax curtailment gain of $1,016,651 in the fourth quarter of 1996 due to benefit freezes. Approximately $770,160 of this amount resulted in a reduction in cost of goods sold, and approximately $246,491 of this amount resulted in a reduction in selling, administrative and engineering expenses. The effect was an increase in net earnings after tax of $670,990 or $ .17 per share.

[ ] During 1996, as a continuation of its restructuring plan, the Company incurred approximately $553,701 of additional charges. Approximately $326,294 of this amount related to the disposal and write-down to net realizable values of certain assets. Approximately $227,407 of this amount is primarily attributable to the additional expenses which were incurred during 1996 relating to the closure of operations of the manufacturing facility in Sioux Falls, South Dakota. The effect was a decrease in net earnings after tax of $365,443 or $ .09 per share.

[ ] In February, 1996, the Company sold its South Dakota land, building and certain inventory and manufacturing equipment. The statement of operations for 1996 includes in other income a pretax gain of $234,355 in connection with this sale. The effect was an increase in net earnings after tax of $154,674 or $ .04 per share. $ In December, 1996, the Company sold its Kolman Aggregate Product Line consisting of vibrating screens, pugmills, ash blenders and conveyors. The sale resulted in an inventory loss of approximately $306,943 which is included in the cost of goods sold. This sale reduced net earnings after tax by $202,582, or $ .05 per share. As part of the sale, the Company sold its Kolman trademark for the stated book value of $200,000. The remaining product lines previously manufactured in Sioux Falls, South Dakota, consisting of the Force-Feed Loader, Maintenance Master and Composter continue to be manufactured by the Company.

1996 Compared with 1995

Net sales in 1996 declined $378,520 or 1.2% to $30,046,068. The Company experienced a $2,707,760 reduction in sales volume primarily attributable to phasing out the manufacture of certain product lines and the transfer of product lines from the Company's South Dakota facility to its Wake Forest, North Carolina plant. The Company also experienced a decline in replacement part sales during this period. These sales declines were partially offset by an 8.0% increase in the number of sweepers shipped and slightly higher average unit selling prices.

Cost of goods sold as a percentage of net sales remained relatively unchanged, increasing slightly from 81.4% in 1995 to 81.5% in 1996. The cost of goods sold was favorably impacted by the $770,160 curtailment gain relating to the pension plans and the $406,600 insurance settlement. This favorable impact was reduced by an inventory loss of approximately $306,943 in connection with the sale of the Kolman Aggregate Product Line. Cost of goods sold in 1996 also reflected approximately $326,294 in expenditures associated with the disposal and write-down to net realizable values of certain assets. Excluding these items, cost of goods sold would have increased by $543,523 to $25,027,414 or 83.3% of net sales.

The increase in the cost of goods sold was primarily due to manufacturing inefficiencies resulting from the introduction of the new regenerative air sweeper and M-9D Mobil Street Sweeper product lines and commencement of the production of certain products in the Company's Wake Forest, North Carolina facility that were transferred from the former South Dakota facility.

The Company's selling, administrative and engineering expenses decreased from $6,061,601 in 1995 to $5,821,235 in 1996, representing 19.9% and 19.4% of net sales, respectively. Selling, administrative and engineering expenses were favorably impacted by the $246,491 curtailment gain relating to the pension plans and the $12,740 insurance settlement. Approximately $227,407 of additional expenses were incurred during 1996 relating to the closure of operations of the manufacturing facility in Sioux Falls, South Dakota. Excluding these items, selling, administrative and engineering expenses would have increased by $31,824 to $5,853,059 or 19.5% of net sales.

By comparison to 1995, selling, administrative and engineering expenses in 1996 included higher warranty expenses due to increases in the number of sweeper shipments during the year and increases in extended service warranty plan reserves. In addition, the Company expanded its domestic and international marketing initiatives and increased its sales and field service personnel. As a result, salaries, related employee benefits and travel expenditures were higher in 1996. These increases were partially offset by lower research and development costs resulting from the Company's phase-out of the manufacture of nonstrategic product lines.

Other income in 1996 was $470,696 as compared to $350,591 in 1995. Included in other income was $234,355 which represents the gain from the Company's sale in February, 1996 of its South Dakota land, building and certain related inventory and manufacturing equipment.

The Company also received $85,343 in 1996 representing a prorata distribution of reorganization proceeds in a bankruptcy case in which the Company was a creditor. Interest income declined from $286,405 in 1995 to $90,802 in 1996 due primarily to lower average rates of return realized on the Company's investment portfolio. In addition, the Company experienced a decrease in the average investment portfolio of cash and cash equivalents, reflecting in part the Company's extended terms on certain accounts receivable and higher inventory levels.

The effective income tax expense rate was 75.2% in 1996 which reflects an increase in the Company's valuation reserve allowance of $43,000 against recorded deferred tax assets and a $53,611 adjustment resulting from a tax examination related to prior years. The 102.7% income tax benefit rate for 1995 includes a 13.6% research and development credit and a 35.6% credit from the reduction in the valuation allowance.

Net earnings after tax for 1996 was $45,155 or $.01 per share, as compared to $2,743 for 1995.

Organizational Restructuring

During 1995, plans were developed to significantly reduce the Company's cost structure and to improve productivity. This restructuring plan involved reductions in the number of employees, consolidation of manufacturing facilities, and disposition of assets that were no longer productive. The Company also phased-out the manufacture of nonstrategic product lines, including Trailers, Track Assemblies and Refuse Collection Products.

The restructuring plan is expected to enable the Company to improve its competitive position in its core business, reduce costs, increase efficiency and improve profitability. The statement of operations for 1995 includes approximately $1,135,000 of pretax charges relating to the restructuring plan. Approximately $119,000 of this amount related to severance and associated benefits for staff reductions, approximately $452,000 of this amount related to the disposal and write-down of certain assets, and approximately $564,000 of this amount related to the streamlining of operations and administrative functions and the closing of the production facility in Sioux Falls, South Dakota. The effect of these expenditures was a decrease in net earnings after tax of $749,000 or $.19 per common share.

1995 Compared with 1994

The Company generated net sales of $30,424,588 in 1995, as compared to $39,894,940 in 1994. This $9,470,352 or 23.7% decrease in sales was primarily attributable to a decline in the number of units shipped during the year. The lower sales volume was partially offset by slightly higher average unit selling prices. The higher volume in the number of units sold in 1994 stemmed from a major contract originally executed with the City of New York in 1993 that expired in late 1994.

Cost of goods sold as a percentage of net sales was 81.4% in 1995 as compared to 78.2% experienced in 1994. The increase in cost of goods sold was primarily due to manufacturing inefficiencies resulting from lower unit volume, the transfer of certain product lines from Sioux Falls to Wake Forest, introduction of a new regenerative air sweeper product line, removal and installation of equipment and rearrangement of the plant layout in Wake Forest to facilitate a diverse product flow. Operating inefficiencies were also incurred between the October 9,

1995 announcement of the Sioux Falls closing and December 31, 1995, as product lines and assets were transferred from the Sioux Falls plant to Wake Forest, North Carolina. In addition, cost of goods sold in 1995 reflected expenditures associated with the disposal and write-down to net realizable values of certain assets.

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

Other income for 1995 was $350,591 as compared to $524,768 in 1994. Interest income increased from $126,968 in 1994 to $286,405 in 1995 due primarily to rising interest rates and higher average investment in cash and cash equivalents. Included in other income for the year ended December 31, 1994 was $150,000 which represented the final payment of the Company's insurance claim in a litigation settlement reached in a product liability case in which the insurance company has been placed in rehabilitation. The Company also received $210,000 in 1994 as full and final payment from the Company's insurance carrier in a separate product liability claim.

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

Net earnings for 1995 were $2,743 as compared to net earnings of $1,388,194 or $.35 per share for 1994.

                             SELECTED FINANCIAL DATA
                            Years Ended December 31,

                                                 1996        1995         1994          1993          1992
Net Sales                                    $30,046,068  $30,424,588  $39,894,940  $32,640,257    $21,838,601
Earnings (Loss) before cumulative
     effect of accounting change                  45,155        2,743    1,388,194     (285,349)    (2,211,156)
Net Earnings (Loss)                               45,155        2,743    1,388,194     (285,349)    (2,275,314)
Earnings (Loss) Per Share
     before cumulative effect
     of accounting change                           0.01           --         0.35         (.08)          (.58)
Net Earnings (Loss) Per Share                       0.01           --         0.35         (.08)          (.60)
At Year-End:
     Total Assets                            $29,927,231  $29,325,917  $30,422,767  $28,013,857    $27,653,732
     Long-Term Obligations                        14,507       57,419       99,431      240,156        199,595



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

Liquidity and Capital Resources

At December 31, 1996 the Company had working capital of $20,535,588; the ratio of current assets to current liabilities was 5.8 to 1; and the debt to equity ratio was .19 to 1.

This compares to working capital of $20,451,939; a ratio of current assets to current liabilities of 6.8 to 1; and a debt to equity ratio of .16 to 1 at December 31, 1995.

At December 31, 1996, cash and cash equivalents were $6,984, down $3,065,104 from $3,072,088 at December 31, 1995. This decrease was primarily due to the granting of extended credit terms on certain sales and higher inventory levels.

Other than utilizing the available line of credit as needed, the Company does not presently plan to borrow long-term funds or sell securities.

As part of its authorized stock repurchase program, the Company used $486,252 for financing activities in 1996 to repurchase its common stock.


Capital expenditures were $483,592 in 1996 as compared to $445,149 in 1995 and were primarily used to further upgrade the Company's management information system and machinery and equipment.

The Company expects capital expenditures in 1997 to approximate $500,000. In
1997, the Company expects to continue its capital expenditure program by improving or expanding existing facilities and upgrading equipment. The timing of capital expenditures is anticipated to coincide generally with its operating cash flow.

At December 31, 1996, the Company had available an unsecured line of credit of $5,000,000. The Company believes that existing working capital, cash flow from future operations, and the available bank line of credit provide adequate resources to finance the cash requirements of future capital expenditures.

                               MARKET PRICE DATA

                           1996              1995             1994
Quarter Ended         High     Low      High    Low      High     Low
     March 31        4 3/4     3 3/4     6 1/2  5 1/2    8 3/4    5 3/4
     June 30         4 5/8     3 3/4     6 1/4  5 1/2    8 1/4    7 1/4
     September 30    4 1/4     3 1/2     6 1/8  4 7/8    8 5/8    7
     December 31     4 3/4     3 7/8     5 1/2  4        9 1/2    5 1/4

The Company's common shares are traded in the over-the-counter market on the NASDAQ National Market under the symbol "ATPC". The above quotations were received from the NASDAQ National Market. The number of shareholders of the Company's common shares as of March 19, 1997 was 481.


                                 BALANCE SHEETS


                                                                             December 31, 1996 December 31, 1995
                                                                             ----------------- -----------------
ASSETS
   CURRENT ASSETS:
      Cash and cash equivalents                                                 $      6,984    $  3,072,088
      Accounts receivable (less allowances for doubtful accounts of $350,000 and $300,000 in 1996 and 1995, respectively)
        (Note 2)                                                                   3,738,103       2,369,107
      Insurance settlement receivable (Note 3)                                       564,380            --
      Inventories (Note 4)                                                        18,949,568      17,022,201
      Prepaid expenses (Note 9)                                                      723,535         179,054
      Refundable income taxes                                                        544,457         531,517
      Deferred income taxes (Note 7)                                                 331,000         834,100
                                                                                                ------------
                 Total current assets                                             24,858,027      24,008,067
                                                                                                ------------
   OTHER ASSETS:
      Marketable securities (Note 8)                                               1,450,650         951,450
      Goodwill                                                                          --           200,000
      Other                                                                          115,223          24,358
                                                                                                ------------
                Total other assets                                                 1,565,873       1,175,808
                                                                                                ------------
   PROPERTY, PLANT AND EQUIPMENT (Note 6):

      Land and land improvements                                                      47,785         319,769
      Buildings                                                                    3,574,941       4,017,505
      Machinery and equipment                                                      5,270,958       6,359,255
                                                                                                ------------
                                                                                   8,893,684      10,696,529
      Less accumulated depreciation                                               (5,390,353)     (6,554,487)
                                                                                                ------------
                Total property, plant and equipment, net                           3,503,331       4,142,042
                                                                                $ 29,927,231    $ 29,325,917
LIABILITIES AND SHAREHOLDERS' EQUITY
         CURRENT LIABILITIES:

      Current portion of obligations under capital lease (Note 6)               $     42,912    $     42,012
      Accounts payable                                                             2,951,507       1,890,865
      Employee compensation and amounts withheld                                     357,641         444,116
      Accrued pension and other expenses (Note 9)                                    280,379         543,635
      Warranty reserve                                                               690,000         635,500
                Total current liabilities                                          4,322,439       3,556,128

         NONCURRENT LIABILITIES:

      Obligations under capital lease (Note 6)                                        14,507          57,419
      Deferred income taxes (Note 7)                                                 454,040         464,500
                Total noncurrent liabilities                                         468,547         521,919

         SHAREHOLDERS' EQUITY (Note 11):
      Common stock, par value $2 per share:
      Authorized 10,000,000 shares;

      Issued 4,020,459 shares                                                       8,040,918       8,040,918
Additional paid-in capital                                                        16,218,394      16,218,394
Retained earnings                                                                  1,234,514       1,189,359
Unrealized gain on marketable securities
     available-for-sale, net of related tax effect (Note 8)                          333,233           3,761
Less cost of 158,751 and 47,000 common shares
         in treasury in 1996 and 1995, respectively (Note 11)                       (690,814)       (204,562)
              Total shareholders' equity                                          25,136,245      25,247,870

                                                                                $ 29,927,231    $ 29,325,917
See notes to financial statements.


                            STATEMENTS OF OPERATIONS

                                                                      Years Ended December 31,

                                                             1996            1995           1994
NET SALES (Note 2)                                      $ 30,046,068    $ 30,424,588    $ 39,894,940
Cost of goods sold (Notes 3 and 13)                       24,483,891      24,777,557      31,184,555
Gross profit                                               5,562,177       5,647,031       8,710,385

Selling, administrative and

     engineering expenses (Notes 9, 10 and 13)             5,821,235       6,061,601       7,111,393
Earnings (loss) from operations                             (259,058)       (414,570)      1,598,992

Other income                                                 470,696         350,591         524,768
Other expenses                                               (29,546)        (37,282)       (114,732)
Earnings (loss) before income taxes                          182,092        (101,261)      2,009,028

Income tax expense (benefit) (Note 7)                        136,937        (104,004)        620,834


NET EARNINGS                                              $   45,155       $   2,743      $1,388,194

NET EARNINGS PER SHARE                                    $     0.01       $    --        $     0.35
WEIGHTED AVERAGE SHARES OUTSTANDING                        3,956,135       3,973,459       3,973,459


                       STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                                                                        Unrealized
                                                               Additional                                             Gains/(Loss)on
                                        Common Stock            Paid-In          Retained      Treasury Stock           Marketable
                                     Shares    Par Value       Capital          Earnings    Shares         Cost         Securities
BALANCE, January 1, 1994           3,831,503  $  7,663,006   $ 15,273,614    $  1,121,110     47,000    $   (204,562)   $(126,497)

5% Stock dividend (Note 11)          188,956       377,912        944,780      (1,322,688)      --              --          --
Unrealized gain on marketable
     securities (Note 8)                --            --             --
                                                                                     --         --              --       157,704
Net earnings for 1994                   --            --             --
                                                                                1,388,194       --              --          --

BALANCE, December 31, 1994         4,020,459     8,040,918     16,218,394      1,186,616     47,000        (204,562)
                                                                                                                          31,207
Unrealized loss on marketable
     securities (Note 8)                --            --             --
                                                                                     --         --              --       (27,446)
Net earnings for 1995                   --            --             --
                                                                                    2,743       --              --          --

BALANCE, December 31, 1995         4,020,459     8,040,918     16,218,394      1,189,359     47,000        (204,562)       3,761
Unrealized gain on marketable
     securities (Note 8)                --            --             --
                                                                                     --         --              --       329,472
Purchase of common stock

     for treasury (Note 11)             --            --             --              --      111,751        (486,252)       --
Net earnings for 1996                   --            --             --
                                                                                  45,155        --              --          --

BALANCE, December 31, 1996         4,020,459  $  8,040,918   $ 16,218,394   $  1,234,514    158,751    $   (690,814)   $ 333,233


See notes to financial statements.



STATEMENTS OF CASH FLOWS
                                                                                               Years Ended December 31,

                                                                                           1996          1995            1994

OPERATING ACTIVITIES:

         Net earnings                                                                $    45,155     $     2,743    $ 1,388,194
         Adjustments to reconcile net earnings
                   to net cash provided by (used in) operating activities:
              Depreciation and amortization                                              420,580         495,135        528,298
              Provision for doubtful accounts                                             50,000          53,244         25,000

              Provision for deferred income taxes                                        322,912         210,564
                                                                                                                       (316,077)
         (Gain) loss on sale of equipment
                                                                                        (249,215)         22,276         12,749
         Changes in operating assets and liabilities:
              Accounts receivable                                                     (1,983,376)      4,056,496     (4,081,360)
              Inventories                                                             (1,927,367)     (2,266,279)     1,002,368
              Prepaid expenses                                                          (544,481)         26,861        (79,181)
              Refundable income taxes                                                    (12,940)       (531,517)     1,740,328
              Other assets                                                               (90,865)          2,295         68,444
              Accounts payable                                                         1,060,642        (522,019)        72,747
              Employee compensation and amounts withheld                                 (86,475)       (191,539)        86,647
              Accrued pension and other expenses                                        (263,256)        (88,389)       274,381
              Warranty reserve                                                            54,500        (144,500)       410,000
              Income taxes payable                                                          --          (113,500)       113,500

                   Net cash provided by (used in) operating activities                (3,204,186)      1,011,871      1,246,038

INVESTING ACTIVITIES:

         Purchase of plant and equipment                                                (483,592)       (445,149)      (542,386)
         Proceeds from disposal of assets                                                950,938             450          4,087

        Proceeds from sale of goodwill                                                   200,000              --           --
                   Net cash provided by (used in) investing activities                   667,346        (444,699)       (538,299)

FINANCING ACTIVITIES:

         Proceeds from line of credit                                                       --              --        1,600,000
         Repayment of line of credit
                                                                                            --              --       (1,600,000)

         Principal paid on obligations under capital lease                               (42,012)        (41,130)       (74,506)
         Principal paid on debt                                                               --         (99,595)      (100,000)
         Purchase of common stock for treasury                                          (486,252)             --             --

                   Net cash used in financing activities                                (528,264)       (140,725)      (174,506)

NET INCREASE (DECREASE) IN CASH

         AND CASH EQUIVALENTS                                                         (3,065,104)        426,447        533,233

CASH AND CASH EQUIVALENTS,

         BEGINNING OF PERIOD                                                           3,072,088       2,645,641      2,112,408
CASH AND CASH EQUIVALENTS,
         END OF PERIOD                                                               $     6,984     $ 3,072,088    $ 2,645,641

SUPPLEMENTAL CASH FLOW DISCLOSURES:

         Income taxes paid (recoveries)                                              $  (173,035)    $ 329,680    $  (916,917)

         Interest paid                                                               $    11,445     $   7,761    $    30,870

SUPPLEMENTAL SCHEDULE OF
NONCASH INVESTING ACTIVITIES:

         Capital lease obligations incurred

         for use of equipment                                                         $      --      $     --      $   34,238

 See notes to financial statements.


NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations -- Athey Products Corporation is a manufacturer whose principal products are mobil street sweepers and force-feed loaders. The Company also manufactures other equipment and replacement parts. The primary users of the Company's products are contractors, municipalities, and other governmental agencies. Significantly all of the Company's sales are throughout the United
States.

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

         d. Amortization of Other Assets - Goodwill arose in a purchase transaction prior to November 1, 1970 and had not been amortized as, in the opinion of management, there was no diminution in value. During 1996 all goodwill was sold.

         e. Marketable Securities - Marketable securities consist of an investment in equity securities which the Company has designated as available-for-sale. Such securities, while readily marketable, are not held solely in anticipation of short-term market gains. The securities are reported at fair value, with unrealized holding gains and losses, net of the related deferred tax effect, reported as a separate component of shareholders' equity.

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

         h. Earnings Per Share - Earnings per share amounts are computed on the basis of the weighted average number of shares outstanding during the year.

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

         j. Fair Value of Financial Instruments - The following summarizes the major methods and assumptions used in estimating the fair values of financial instruments:

            Cash and cash equivalents - The carrying amount approximates fair value due to the relatively short term period to maturity of these instruments.

            Marketable equity securities - The fair value of marketable equity securities are estimated based on quoted market prices.

         k. Reclassifications - Certain previously reported amounts have been reclassified to conform with the year-end 1996 presentation with no effect on net income.

2. Major Customers

Net sales for the years ended December 31, 1996, 1995 and 1994 include sales to the following major customers (each of which accounted for 10% or more of the total net sales of the Company for those years):

                                    1996          1995           1994
         Nixon-Egli             $ 7,493,960   $ 7,602,597         *
         City of New York             *            *         $ 16,953,844
                                -----------   -----------    ------------

*The net sales to this customer was less than 10% of the total net sales for the year ended. Because of the nature of the Company's business, the major customers will vary between years.

There were outstanding receivables from these customers of $557,901, $555,213, and $2,382,719, as of December 31, 1996, 1995, and 1994, respectively.

3. Insurance Settlement

In September, 1996, the Company incurred substantial damage to its manufacturing facility as a result of a hurricane. The Company settled with its insurance carrier for $664,380. At December 31, 1996, $100,000 of this settlement had been received. As a result of the settlement, the Company recognized a pretax gain on the involuntary conversion of damaged assets of $434,683. Approximately $406,600 of the gain is included in the cost of goods sold, approximately $12,740 of the gain is included in selling, administrative and engineering expenses and the remaining $15,343 is included in other income. The effect was an increase in net earnings after tax of $286,891 or $ .07 per share.

4. Inventories

Inventories are summarized below:

                                                       December 31,
                                                  1996              1995

Finished goods                              $   4,629,236     $   3,231,129
Work-in-process                                 5,765,464         6,510,302
Raw materials                                   8,554,868         7,280,770
                                            -------------     -------------
                                             $ 18,949,568      $ 17,022,201
                                            =============     =============

5. Financing Arrangements

At December 31, 1996, the Company had available an unsecured line of credit of $5,000,000. There were no outstanding borrowings under the line at December 31, 1996 or 1995. In addition, no amounts were borrowed during 1996 or 1995.

During 1996, 1995, and 1994, the Company incurred interest expense of $11,445, $7,761, and $30,870, respectively.

6. Lease Commitments

The Company is the lessee of computer equipment under a capital lease which started in 1993 and expires in 1998. The assets and liabilities under the capital lease were recorded at the present value of net minimum lease payments at inception, approximately $207,000. The assets are depreciated over their estimated productive lives. Depreciation of assets under the capital lease is included in depreciation expense for 1996, 1995 and 1994.

Depreciation of assets under capital leases charged to expense was $41,441 for each of the last three years.


Minimum future lease payments under the capital lease as of December 31, 1996 for each of the next two years are:

Year Ended December 31,                             Amount
      1997                                      $     43,637
      1998                                            14,545
                                                -------------
      Total minimum lease payments                    58,182
      Less: Imputed interest                             763
                                                -------------
      Present value of net minimum
              lease payments                          57,419

      Less: Current portion                           42,912
                                                -------------
      Obligations under capital lease           $     14,507
                                                =============

The interest rate on the capitalized lease is 6.6% and is imputed based on the lessor's implicit rate of return.

7. Income Taxes

At December 31, 1996, the Company has available State net economic loss carryforwards of approximately $2,101,000 expiring as follows:

           Year of
----------------------------
Origination       Expiration
-----------       ----------
   1992              1997          $ 1,274,000
   1993              1998              118,000
   1995              2000              374,000
   1996              2001              335,000
                                   -----------
  TOTAL                            $ 2,101,000
                                   ===========

Components of the income tax expense (benefit) for 1996, 1995 and 1994 are as follows:

                         1996              1995                1994
Current:
   Federal          $   (185,975)     $   (314,568)       $   936,911
     State                    --                --                 --
                    ------------      ------------        -----------
Total current           (185,975)         (314,568)           936,911
Deferred:
  Federal                322,912           210,564           (316,077)
  State                       --                --                 --
                    ------------      ------------        ------------
Total deferred           322,912           210,564           (316,077)
TOTAL               $    136,937      $   (104,004)       $   620,834
                    ============      ============        ============

Net deferred tax assets consist of the following components at December 31, 1996 and 1995:

                                                        1996           1995
                                                     ----------    ------------
Deferred tax assets:
     Accounts receivable                            $    119,000   $    102,000
     Inventory allowance                                 274,000        434,000
     Accrued vacation                                     96,000        118,000
     Accrued pension                                          --         67,000
     Warranty reserve                                    235,000        216,000
     Allowance for marketable securities                  89,000         87,000
     Accrued litigation                                   17,000         17,000
     Net economic loss carryforwards                     163,000        148,000
     Other                                                44,000         30,100
                                                     -----------    -----------
                                                       1,037,000      1,219,100
     Less valuation allowance                           (428,000)      (385,000)
                                                      ----------     ----------
                                                         609,000        834,100
Deferred tax liabilities:

     Property and equipment                             (377,040)      (464,500)
     Prepaid pension                                    (183,000)            --
     Marketable securities                              (172,000)            --
                                                       ---------      ----------
                                                        (732,040)      (464,500)
                                                       ---------      ----------
Net deferred tax assets (liabilities)                $  (123,040)  $    369,600
                                                       ==========   ============

The components giving rise to the net deferred tax assets (liabilities) described above have been included in the accompanying balance sheets as of December 31, 1996 and 1995 as follows:

                                                    1996             1995
                                                  ---------      -----------
Current assets                                  $     331,000    $   834,100
Noncurrent liabilities                               (454,040)      (464,500)
                                                  ------------   -----------
Net deferred tax assets (liabilities)            $   (123,040)   $   369,600
                                                  ============   ===========

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company has established a valuation allowance totaling $428,000 and $385,000 for certain deferred tax assets as of December 31, 1996 and 1995, respectively, which management feels meet this criteria.

A reconciliation of the provision for income taxes to income tax expense
(benefit), computed by applying the statutory federal income tax rate to pretax income (loss), is as follows:

                                  1996              1995               1994
                               Amount   %         Amount   %        Amount    %
Tax expense
  (benefit)
  computed at
  statutory rate             $61,911  34.0%   $(34,429) (34.0)%  $683,070 34.0%
Research and
  development
  credit                      (2,336) (1.3)    (13,807) (13.6)%   (32,033)(1.6)%
Change in
  valuation
  allowance                   43,000  23.6     (36,000) (35.6)%   (72,000)(3.6)%
Other                         34,362  18.9%    (19,768) (19.5)%    41,797  2.1 %
                              ------  ----      -------  -----     -------  ----
TOTAL                     $  136,937  75.2%  $(104,004)(102.7)% $ 620,834 30.9%
                            ========  ====    ========= ======    =======  ====

During 1994, the Company realized approximately a $103,000 tax benefit from the utilization of State net economic loss carryforwards.

8. Marketable Securities

The cost, estimated market value and gross unrealized gain of the Company's investment in available-for-sale marketable equity securities at December 31, 1996 and 1995 are as follows:

                                           1996                      1995
                                        -----------              -----------
Cost                                    $   945,751              $   945,751
Gross unrealized gain                       504,899                    5,699
                                        -----------              -----------
Estimated market value                   $1,450,650              $   951,450
                                        ===========              ===========

There were no sales of marketable securities during 1996, 1995 or 1994.

The change in net unrealized gains and losses reported as a separate component of equity for the years ended December 31, 1996, 1995 and 1994 is shown below:

                                           1996          1995        1994
                                        ----------    ----------  ----------
Balance in equity
   component, beginning                  $ 3,761       $ 31,207  $ (126,497)
   Change in net unrealized
      gains (losses)                     499,200        (41,585)    173,781
   Change in deferred
      income taxes                      (169,728)        14,139     (16,077)
                                        ---------      ---------  ----------
Balance in equity
   component, ending                    $333,233       $  3,761  $   31,207
                                        ========       ========  ==========


9. Pension Plans

The Company had two noncontributory defined benefit pension plans for its hourly and salaried employees. All employees were covered by the plans upon completion of twelve months of service with 1,000 or more hours of service, subject to a minimum age of twenty-one. The Company's contributions to the plans were designed to annually fund service cost derived by the plans' actuaries using the frozen entry-age method.

In late 1996, the Company's Board of Directors adopted a resolution to terminate the Company's two defined benefit pension plans and replace them with a 401(k) plan which will take effect January 1, 1997. Under the provisions of Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", the Company recognized a pretax curtailment gain of $1,016,651 in the fourth quarter of 1996 due to benefit freezes. The effect was an increase in net earnings after tax of $670,990 or $ .17 per share.

The net periodic pension cost for the plans is computed as follows:

                                        1996         1995           1994
                                      ---------   ---------       ---------
Service cost                          $ 355,953   $ 452,636       $ 408,200
Interest cost                           697,753     679,492         621,581
Actual return on
     plan assets                     (1,325,342)   (872,472)        220,000
Net amortization
     and deferral                       555,479     226,231        (927,800)
Curtailment gain                     (1,016,651)        --                --
                                      ---------     --------        --------
Net periodic
     pension cost (income)           $ (732,808)  $ 485,887       $ 321,981
                                      =========    ========        ==========

The funded status of the Company's pension plans is as follows:



                                                   1996          1995
                                                  ------        -------
Actuarial present value of benefit obligations:
     Vested benefits                           $ 8,843,772    $ 8,112,575
     Nonvested benefits                              --            78,931
                                                 ---------     ----------
     Accumulated benefit obligation              8,843,772      8,191,506
     Effect of assumed increase
       in compensation levels                        --         1,796,558
                                                 ---------     ----------
Projected benefit obligation                     8,843,772      9,988,064
Plan assets at fair value                       11,212,666      9,870,424
                                                ----------     ----------
Fair value of assets less  (greater)
   than projected benefit obligation            (2,368,894)       117,640
Unrecognized net gain                            1,831,872        422,788
Unrecognized transition obligation                      --       (194,707)
Unrecognized prior service costs                        --       (149,935)
Accrued (prepaid) pension cost
   (asset)                                      $ (537,022)     $  195,786
                                                 =========       =========
Major assumptions:
   Discount rate                                       7.5%            7.5%
   Rate of increase in
     compensation levels                               5.0%             5.0%
   Expected long-term rate of return
     on plan assets                                    8.0%             8.0%

Plan assets consist principally of investments in United States government securities and common stock.

10. Research and Development

Expenditures relating to the development of new products, including significant improvements to existing products are charged to selling, administrative and engineering expenses as incurred. The amounts charged in 1996, 1995 and 1994 were approximately $110,000, $418,000 and $485,000 respectively.

11. Stock Transactions

On May 19, 1994, the Board of Directors declared a five percent common stock dividend payable on July 22, 1994 to shareholders of record as of the close of business on July 8, 1994.

In November, 1995, the Board of Directors approved a resolution authorizing the Company to repurchase up to 200,000 shares of the Company's common stock. As of December 31, 1995, the Company had not repurchased any shares. During 1996, the Company repurchased a total of 111,751 shares under the November, 1995 authorization which expired on December 31, 1996.

In December, 1996, the Board of Directors approved a resolution authorizing the Company to repurchase up to 200,000 shares of the Company's stock in 1997. This authorization will expire on December 31, 1997.

12. Contingencies

Certain proceedings are pending against the Company, involving ordinary and routine claims incidental to the business of the Company. The ultimate legal and financial liability of the Company with respect to these proceedings cannot be estimated with certainty. However, the Company believes, based on its examination of these matters and its experience to date, that the ultimate disposition of these matters will not materially affect the financial position or results of operations of the Company.

13. Organizational Restructuring

During 1995, plans were developed to significantly reduce the Company's cost structure and to improve productivity. This restructuring plan involved reductions in the number of employees, consolidation of manufacturing facilities, and disposition of assets that were no longer productive. The
Company also phased-out the manufacture of nonstrategic product lines, including
Trailers, Track Assemblies and Refuse Collection Products. The restructuring plan is expected to enable the Company to improve its competitive position in its core business, reduce costs, increase efficiency and improve profitability.

The statement of operations for 1995 includes approximately $1,135,000 of pretax charges relating to the restructuring plan. Approximately $119,000 of this amount related to severance and associated benefits for staff reductions, approximately $452,000 of this amount related to the disposal and write-down of certain assets, and approximately $564,000 of this amount related to the streamlining of operations and administrative functions and the closing of the production facility in Sioux Falls, South Dakota. The effect of these expenditures was a decrease in net earnings after tax of $749,000 or $.19 per common share.

During 1996, as a continuation of its restructuring plan, the Company incurred approximately $553,701 of additional charges. Approximately $326,294 of this amount related to the disposal and write-down to net realizable values of certain assets. Approximately $227,407 of this amount is primarily attributable to the additional expenses which were incurred during 1996 relating to the closure of operations of the manufacturing facility in Sioux Falls, South
Dakota. The effect was a decrease in net earnings after tax of $365,443 or $ .09 per share.

In addition, in February 1996, the Company sold its South Dakota land, building and certain inventory and manufacturing equipment. The statement of operations for 1996 includes a pretax gain of $234,355 in connection with this sale. The remaining inventory and equipment were transferred to the Company's Wake Forest, North Carolina manufacturing plant. The effect was an increase in net earnings after tax of $154,674 or $ .04 per share.

In December, 1996, the Company sold its Kolman Aggregate Product Line consisting of vibrating screens, pugmills, ash blenders and conveyors. The sale resulted in an inventory loss of approximately $306,943 which is included in the cost of goods sold. This sale reduced net earnings after tax by $202,582, or $ .05 per share. As part of the sale, the Company sold its Kolman trademark for the stated book value of $200,000.


(Photograph appears in the upper left corner and its caption reads as follows:)

                   The Athey Airport Sweeper, the AV 445, is
                  the world's most powerful air sweeper in the industry today, and is found in military and civilian airports around the world.


(Photograph appears in the middle left
side of page and its caption reads as follows:)

                                Athey's 3 wheel
                               sweeper series is
                                 built with the
                                industry's road-
                               proven mechanical
                                sweeping system,
                              and is excellent for
                               urban leaf pickup.

                    (Photograph appear along the right side
            of this page showing the back end of a Air Boss Sweeper)

ATHEY:
A GLOBAL COMPETITOR

With Sweepers in practically every corner of the world, the Athey Mobil Sweeper is a global competitor. Whether our customer's needs are in Saudi Arabia, Japan, Canada or other locations worldwide, Athey offers a machine for virtually every sweeping situation they will encounter.


(Photograph appears at the top of the page and its caption reads as follows:)

         The RA 730 is the only single engine recirculating vacuum air sweeper in the world with variable high dump capabilities that offers optional stainless steel major components.


(Photograph appeas at the bottom of the page and its capition reads as follows:)

                            This Compressed Natural
                           Gas powered and mechanical
                            sweeper is serving as a
                           positive force to increase
                            Athey's presence in the
                             global sweeper market.
                            Athey's M 9CNG meets all
                            current federal emission
                        laws going into the 21st centry.

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Athey Products Corporation
Wake Forest, North Carolina

We have audited the accompanying balance sheets of Athey Products Corporation as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Athey Products Corporation as of December 31, 1996, and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ McGladrey & Pullen, LLP

Raleigh, North Carolina
February 28, 1997


Corporate Information

Athey Products Corporation
1839 South Main Street
Wake Forest, NC 27587
Telephone: 919-556-5171
Fax: 919-556-9503

Annual Meeting of Shareholders
The Annual Meeting of the
Shareholders of the Company is
scheduled to be held at 11:00 A.M.,
May 15, 1997, at the corporate
offices of the Company.

Common Stock
Athey Products Corporation
common stock is traded under
the symbol "ATPC" on the
NASDAQ National Market.

Stock Transfer Agent
The First National Bank of Chicago
Chicago, Illinois

Inquiries
Communications concerning stock
transfer requirements should be
directed to the transfer agent.

Reports Available
Copies of the Company's 1996
Annual Report on Form 10-K and
Quarterly Reports on Form 10-Q to
the Securities and Exchange Com-
mission, and this Annual Report are
available to shareholders upon written
request to the Secretary at the
Company's principal office or by
calling 919-556-5171.

Attorneys
Parker, Poe, Adams & Bernstein L.L.P.
Raleigh, NC

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

Martin W. McCullough
Vice President and
General Manager of
Orton/McCullough Crane Co., Inc.
Huntington, Indiana

Richard A. Rosenthal
Retired Director of Athletics
University of Notre Dame
South Bend, Indiana

Henry W. Gron, Jr.
Senior Manager, International Tax
Motorola, Inc.
Schaumburg, Illinois

James H. Stumpo
President and Chief Executive
Officer of the Company

Franz M. Ahting
Vice President - Finance
Chief Financial Officer
Treasurer and Secretary
Officer of the Company

OFFICERS
James H. Stumpo
President and Chief Executive Officer

Franz M. Ahting
Vice President - Finance
Chief Financial Officer
Treasurer and Secretary


